Exhibit 99.6

In connection with the filing of a management information circular by Minera Andes Inc. dated December 13, 2011 and the disclosure of a “prior valuation”, as such term is defined in Canadian Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“61-101”), in such management information circular, the following historic document is being filed in order to comply with Section 6.9 “Filing of Prior Valuation” of 61-101.

181 Bay Street, Bay Wellington Tower, Suite 4750, P.O. Box 792, Toronto, Ontario Canada M5J 2T3
Tel: 647.258.0395 Toll Free: 1.866.441.0690 Fax: 647.258.0408
Website: www.minandes.com Email: info@minandes.com

US Gold Corporation

Estimation of Fair Value of the
US Mineral Interests
As of November 1, 2009

DUFF & PHELPS, LLC • 345 CALIFORNIA STREET, SUITE 2100 • SAN FRANCISCO, CA 94104 • TEL 415-693-5300 • FAX 415-693-5301

EDWARD G LEE
Managing Director
TEL 415-693-5333
FAX 415-693-5301
Edward.Lee@duffandphelps.com

February 24, 2010

Private and Confidential

Ms. Ha Tran

Controller

US Gold Corporation

99 George Street 3rd Floor

Toronto, Ontario, Canada M5A 2N4

Subject:	Valuation Services in Connection with the Estimation of Fair Value of the US Mineral Interests, as of November 1, 2009

Dear Ms. Tran:

Pursuant to our Letter of Engagement dated December 18, 2009, Duff & Phelps, LLC (“Duff & Phelps”) has performed services in connection with the estimation of Fair Value of certain mineral properties (“Subject Assets” or “US Mineral Interests”) held by US Gold Corporation (“US Gold” or the “Company”) in accordance with the provisions of Accounting Standards Codification (“ASC”) §360 (formerly Statement of Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets”). We understand that the results of our analysis will be used by US Gold management (“Management”) for financial reporting purposes. Our analysis was conducted as of the Company’s annual impairment test date, November 1, 2009 (the “Valuation Date”).

Definition of Value

ASC §360 uses the Fair Value definition in ASC §820 (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (“Fair Value”).

ASC §820 states that a fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. In broad terms, highest and best use refers to the use of an asset by market participants that would maximize the value of the asset or the group of assets within which the asset would be used. Moreover, the highest and best use is based on the use of the asset by market participants, even if the intended use of the asset by the reporting entity is different.

The highest and best use of the asset by market participants establishes the valuation premise used to measure the fair value of the asset: 1) in-use, if the asset would provide maximum value to market participants principally through its use in combination with other assets as a group, installed or otherwise configured for use; or, 2) in-exchange, if the asset would provide maximum value to market participants principally on a standalone basis. For purposes of this Engagement, we will assume the Company’s existing business to be ongoing (in-use premise).

Accounting Standards Codification §360

ASC §360 requires that a two-step test be performed in evaluating the impairment of a long-lived asset or group of long-lived assets. The “First Step” of the annual asset impairment test is the estimation of total undiscounted cash flows, to be generated by the long-lived assets through their remaining useful lives, as of the measurement date.

Considering the Subject Assets are in the exploration phase and Management does not feel they have sufficient available evidence to estimate future cash flows based on reasonable assumptions, we have prepared an estimate of Fair Value through the application of the Market Approach. In the absence of cash flow estimates, we have compared the Fair Value of the Subject Assets to the carrying value as a part of the First Step.

If the Fair Value estimate of the Subject Assets exceeds the carrying value, the execution of the “Second Step” of the asset impairment test under ASC §360 is not required.

Sources of Information

In the course of our valuation analysis, we have relied upon financial and other information, including prospective financial information obtained from Management and from various public, financial, and industry sources. Our conclusions are dependent on such information being complete and accurate in all material respects. Unless otherwise noted, all figures included in the report and the exhibits are expressed in terms of U.S. Dollars.

The principal sources of information used in performing our analysis included:

•                  Discussions with Management concerning the history, current state, and future operations of the Company and the Subject Assets;

•                  Mineral property complex detail provided by Management in the following Excel files: Long-lived assets write off 9.30.09.xls and 10k Property Charts_ruth_edits_01-11-2010.xls;

•                  The most recent 10-Q and 10-K released by the Company for the periods ending September 30, 2009 and December 31, 2008, respectively;

•                  Control premium research prepared by FactSet Mergerstat LLC.;

•                  Standard & Poor’s Capital IQ database of publicly traded companies and transactions;

•                  Transaction data regarding gold project sales, assembled by the Metals Economics Group;

•                  Research and analysis of public information related to Subject Assets; and

•                  Other data sources, analyses and inquiries as we considered necessary.

Procedures

In general, our procedures included, but were not limited to, the following:

•                  Analysis of conditions in, and the economic outlook for, the gold mining industry;

•                  Analysis of general market data, including economic, governmental, and environmental forces that may affect the values of the Subject Assets;

•                  Discussions concerning the history, current state, and future operations of the Subject Assets with Management;

•                  Discussions with Management to obtain an explanation and clarification of data provided;

•                  Analysis of financial, transactional, and trading data for companies engaged in the same or similar line of business as the Subject Assets to develop appropriate valuation multiples and operating comparisons used in the application of the Market Approach; and

•                  Analysis of other facts and data considered pertinent to this valuation to obtain a conclusion of Fair Value.

History and Nature of the Business

Overview of US Gold Corporation

Based in Toronto, Canada, US Gold engages in the exploration and development of precious metals properties primarily in the United States. The Company was founded in 1979 as Silver State Mining Corporation, but changed its name in 1988 to U.S. Gold Corporation, and again on March 16, 2007 to US Gold Corporation. The Company’s common stock is listed on the American Stock Exchange (AMEX) and on the Toronto Stock Exchange (TSX) each under the symbol “UXG.”

In March 2007, US Gold completed the acquisition of three independent exploration companies: White Knight Resources Limited, Nevada Pacific Gold Limited, and Tone Resources Limited. This transaction significantly expanded the Company’s presence in the Cortez Trend in Nevada and included certain mineral rights in Mexico. The Company now controls an exploration property portfolio covering approximately 260 square miles in the Elko, Eureka, Lander, and Pershing counties in Nevada in addition to exploration properties located in Mexico.

US Mineral Interests

The Subject Assets were tested for impairment in accordance with ASC §360 as of November 1, 2009. The US Mineral Interests are comprised of the following major gold complexes located in the state of Nevada: Tonkin, Gold Bar, Limo, and Battle Mountain. Additionally, the Company owns several other exploration properties throughout Nevada that were not classified as a part of a specific gold complex.

The majority of US Mineral Interests are located along the Cortez or Carlin trends. In particular, the Tonkin, Gold Bar, and Battle Mountain complexes are located along the Cortez Trend. This highly prospective trend comprises the southern portion of what has been long known as the Battle Mountain-Eureka Trend in north central Nevada. New interpretations of the Cortez Trend’s Carlin- style geology over the last few years have caused many experts to believe that the Cortez Trend may eventually rival or even surpass the Carlin Trend, which is one of the top three goldfields in the world. (3)

Valuation Methodology

In the absence of cash flow projections for the US Mineral Interests, we relied upon the Market Approach to estimate the Fair Value of the Exploration Properties.

Market Approach

The Market Approach is a valuation technique that provides an estimation of Fair Value of a business, business ownership interest, security, or asset by using one or more methods that compare and correlate the subject to similar businesses, business ownership interests, securities, or assets that have been sold. Considerations such as time and condition of sale and terms of agreements (where available) are analyzed and adjustments are made, where appropriate, to arrive at an estimation of Fair Value.

The Market Transaction Method, a variation of the Market Approach, includes indicating the Fair Value based on exchange prices in actual transactions. The process essentially involves comparison and correlation of the subject asset with other similar assets. Considerations such as location, time of sale, physical characteristics, and conditions of sale are analyzed for comparable properties and adjustments (when appropriate) to the prices observed are made to indicate a current value for the subject assets.

(3) William Fox: “Description of Cortez Trend,” www.safehaven.com;

Application of the Market Transaction Method

As discussed earlier, the Market Transaction Method entails estimating the Fair Value of an asset based on exchange prices in actual transactions. The process essentially involves comparison and correlation of the subject asset with other similar assets. This variation of the Market Approach results in an indicated Fair Value of a marketable, controlling interest in the business or asset.

In our application of the Market Approach, we considered transactions involving comparable gold exploration properties in Nevada. In selecting comparable transactions, we utilized several resources, including Capital IQ, comparable company press releases, and a transaction database compiled by the Metals Economics Group (“MEG”). It should be noted that adjustments for differences in factors described earlier (i.e., size, growth, profitability, risk, and return on investment) are difficult to make on early or exploration stage gold mining projects.

In order to apply the Market Transaction Method to develop market multiples, we sought transactions involving gold exploration stage properties located on or near the Cortez and Carlin Trends. To this end, we identified eleven transactions involving land packages that closely resembled the US Mineral Interests. Utilizing data from these transactions, we were able to compute a ratio of the purchase price to the acquired land. Recognizing the recent run-up in gold prices, we indexed this transaction multiple to the historical gold price. Within this indexed sample, the median price paid per square mile of land acquired was approximately $1.22 million per square mile (“Transaction Multiple”). Please see Exhibit III for our estimate and detailed calculations of the Transaction Multiple.

Valuation of US Mineral Interests

As of the Valuation Date, the US Mineral Interests were comprised of 259.59 square miles of land. Three of the properties comprising the US Mineral Interests were subject to Joint Venture agreements, where third parties had the right to “earn-in” to ownership positions in the properties, in exchange for compensation (in the form of cash and stock) and exploration expenditure commitments. Two of the Exploration Properties, New Pass and Squaw Creek were under Joint Venture agreements with Bonaventure Enterprises Inc. (“Bonaventure”), who had a right to a 50% earn in option; in addition, Teck Cominco had the right to earn a 51% interest in Fye Canyon. In order to account for these earn-in options, we applied a probability of fulfilling the option agreement requirements. Using the probability, we determined the value of US Gold’s interest by subtracting the probability adjusted earn-in amount, i.e. 50% for the Bonaventure agreements, from the overall value of the property. This loss of interest in the property was offset by the probability adjusted payment, as specified under the Joint Venture agreement, that US Gold would be expected to receive.

Discussions with Management indicated that Teck Cominco was unlikely to earn in; as a result, a 0% probability of fulfilling the agreement was assumed. For the Bonaventure agreements, Management indicated they are somewhat likely to earn-in; as a result, a 50% probability of their meeting the payment/expenditure commitments was applied.

Accounting for US Gold’s estimated ownership interests, the Company controls approximately 244.86 square miles as of the Valuation Date. In order to determine the Fair Value of the US Mineral Interests, we applied the Market Transaction Method. Through application of the Transaction Multiple to the land-area controlled by the company, we obtained a Fair Value for the US Minerals Interests of approximately $297.94 million. Details of our analysis, as discussed above, are presented in Exhibit II.

Reconciliation of Market Capitalization

To ensure the indication of value obtained through application of the Market Transaction Method was reasonable, we compared our concluded results with US Gold’s market capitalization as of the Valuation Date. This process further involved comparison of the Transaction Multiple with the land-area multiple implied from the market capitalization of US Gold.

The first step in reaching the implied land multiple was to determine the implied Fair Value of equity for US Gold recognizing the market capitalization indicates a value on a minority interest basis. To obtain the Fair Value of equity on a controlling basis, a control premium needed to be applied to market capitalization. This premium is used to account for a controlling shareholder’s ability to influence management’s decisions and, therefore, yield a higher value than a minority shareholder who is unable to control the operations of the business.

Observed control premiums from the gold industry can vary widely; control premium research prepared by FactSet Mergerstat, LLC indicates that over the last two years gold companies have obtained premiums ranging from nil to in excess of 100% with a median of 27%. Through the application of a 20% control premium, the market indicates a value for the US Mineral Interests that is consistent with the results obtained through application of the Market Transaction Method.

In order to apply the control premium, we subtracted the cash from the market capitalization, as cash is not subject to a control premium. Following the application of a 20% control premium, we added the cash back to obtain a Fair Value of equity for the Company on a controlling basis.

In order to estimate the implied value of the US Mineral Interests from US Gold’s Fair Value of Equity, we added operating liabilities and subtracted all assets excluding the US Mineral Interests. From this result, we computed a ratio of Fair Value to land-area resulting in an implied land-area multiple of $1.35 million per square mile, which reasonably corroborates our Transaction Multiple of $1.22 million per square mile.

ASC §360 Impairment Analysis Conclusion

ASC §360 states that impairment is determined by performing the First Step, whereby the carrying value of the asset or group of assets is compared with total undiscounted cash flows generated by long-lived assets through their remaining useful lives, as of the measurement date. If the total of the undiscounted cash flows is greater than the carrying value, no further analysis is required and an impairment loss is not recognized. In the absence of cash flows, we have compared the Fair Value of the US Mineral Interests with their carrying value.

Based upon our analysis, the concluded Fair Values for the US Mineral Interests exceeds the carrying values of the assets, indicating no impairment. Accordingly, we have not performed the Second Step of the asset impairment test under ASC §360. Exhibit I summarizes our analysis as discussed above.

A summary of our conclusion is presented below:

Carrying Value of US Mineral Interests as of 11/01/09	Fair Value of US Mineral Interests as of 11/01/09	Impairment Test
$233,302,820	$297, 938, 220	Pass

Limiting Conditions

Any advice given or report issued by us is provided solely for your use and benefit and only in connection with the services that are provided hereunder. Except as required by law, this report shall not be provided to any third party, except that it may be provided to your independent auditors, legal and tax advisors, and other jurisdiction regulatory authorities. Notwithstanding the foregoing: (i) you shall not refer to us either directly by name or indirectly as an independent valuation service provider (or by any other indirect reference or description), or to the services, whether in any public filing or other document, without our prior written consent, which we may at our discretion grant, withhold, or grant subject to conditions, and (ii) in addition to the foregoing prohibitions and requirements with respect to all third parties, submission of our report or any portion thereof to, or responding to any comment letter issued by, the Securities and Exchange Commission, or their respective staffs, or any written or verbal references to us, our report or to the services in such a response is subject to you providing us with prior notice, and allowing us to provide input as to the content of such response. In no event, regardless of whether consent or pre-approval has been provided, shall we assume any responsibility to any third party to which any advice or report is disclosed or otherwise made available.

Our procedures did not include investigation of, and we assume no responsibility for, the titles to, or any liens against, the Subject Assets. Furthermore, we assume there are no hidden, unapparent, or unexpected conditions that could affect the value of the assets and accept no responsibility for discovering such conditions.

While our work has involved an analysis of financial information and accounting records, our engagement did not include an audit in accordance with generally accepted auditing standards of the Company’s existing business records. Accordingly, we assume no responsibility and make no representations with respect to the accuracy or completeness of any information provided by and on behalf of Management.

Budgets/projections/forecasts relate to future events and are based on assumptions that may not remain valid for the whole of the relevant period. Consequently, this information cannot be relied upon to the same extent as that derived from audited accounts for completed accounting periods. We express no opinion as to how closely the actual results will correspond to those projected/forecast by Management.

In accordance with our agreement, this report is limited to estimating the Fair Value of the Subject Assets. Additional issues may exist that could affect the local jurisdiction tax treatment of the Subject Assets with respect to which we have prepared this report. This report does not consider or provide a conclusion with respect to any of those issues. With respect to any significant local jurisdiction tax issue outside the scope of this report, this report was not written, and cannot be used, by anyone for the purpose of avoiding local jurisdiction tax penalties.

The valuation of companies and businesses is not a precise science and the conclusions arrived at will of necessity be subjective and dependent on the exercise of individual judgment. There is therefore no indisputable single value and we normally express our opinion on the value as falling within a likely range. However, as the purpose requires the expression of specific values, we have adopted values that we find to be both reasonable and defensible based on the information available.

If you have any questions or comments, please do not hesitate to contact me at (415) 693-5333.

Yours sincerely,

Duff & Phelps, LLC
By:	Duff & Phelps, LLC
Edward Lee
Managing Director

EXHIBITS

U.S. Gold Corp.	Exhibit I
ASC §360 - Impairment Analysis
As of November 1, 2009
Summary of Impairment Analysis
In U.S. $ (Unless Otherwise Noted)

11/01/09	11/01/09
Carrying Value of US	Fair Value of US	Impairment
Mineral Interests (1)	Mineral Interests	Test
$233,302,820	$297,938,220	Pass

Notes:

(1) Per discussion with Management, Carrying Value of US Mineral Interests on 11/01/09 is estimated based upon the book value of Mineral Interests as reported on 09/30/09 less Mexican Mineral Interests of $7,448,487.

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U.S. Gold Corp.	Exhibit II
ASC §360 - Impairment Analysis
As of November 1, 2009
Project Valuation
In U.S. $ (Unless Otherwise Noted)

US Gold Complex	Trend / Location	Claims	% Owned	Optioned to 3rd Pty	Probability of Fullfilling Option Agrmt.	Sq Miles	Land Multiple ($000 / sq mi) (1)	Fair Value of US Gold’s Interest ($000)
Tonkin Complex Properties
US Gold’s Historic Tonkin Property	Cortez	1,478	100%			43.06	$1,217	$52,395
Cornerstone	Cortez	156	100%			4.61	1,217	5,609
Keystone	Cortez	371	100%			9.91	1,217	12,058
Fye Canyon	Cortez	345	100%	51%	0%	11.03	1,217	13,421
Pat Canyon	Cortez	178	100%			5.49	1,217	6,680
Patty	Cortez	544	30%			18.12	1,217	6,614
South Keystone	Cortez	28	100%			0.90	1,217	1,095
Total Tonkin Complex		3,100				93.12		$97,874
Gold Bar Complex Properties
Benmark	Cortez	100	100%			1.99	$1,217	$2,421
Celt	Cortez	638	100%			20.08	1,217	24,433
Cottonwood	Cortez	216	100%			6.81	1,217	8,286
Gold Bar Horst	Cortez	183	100%			5.71	1,217	6,948
Gold Pick	Cortez	32	100%			1.00	1,217	1,217
Goldstone	Cortez	142	100%			4.42	1,217	5,378
Hunter	Cortez	60	100%			1.72	1,217	2,093
Ian	Cortez	56	100%			1.78	1,217	2,166
McClusky Pass	Cortez	243	100%			7.82	1,217	9,515
RCN	Cortez	76	100%			2.37	1,217	2,884
South Cabin Creek	Cortez	87	100%			2.34	1,217	2,847
Tonkin Summit	Cortez	186	100%			5.68	1,217	6,911
Vermouth	Cortez	85	100%			2.73	1,217	3,322
Gold Bar North	Cortez	19	100%			0.59	1,217	718
Kobeh	Cortez	133	100%			4.30	1,217	5,232
Roberts Creek	Cortez	54	100%			3.02	1,217	3,675
Total Gold Bar Complex		2,310				72.36		$88,047
Limo Complex Properties
Limo	Carlin	1,392	100%			44.04	$1,217	$53,587
North Battle Mountain Complex Properties
BMX	Cortez	483	100%			16.40	$1,217	$19,955
Valmy/East Marigold	Cortez	181	100%			2.91	1,217	3,541
Total North Battle Mountain Complex		664				19.31		$23,496
East Battle Mountain Complex Properties
Slaven Canyon	Cortez	68	100%			2.01	1,217	2,446
West Battle Mountain Complex Properties
Timber Creek/HITS	Cortez	311	100%			9.98	1,217	12,144
Fish Creek	Getchell	75	100%			2.42	1,217	2,945
Total West Battle Mountain Complex		386				12.40		$15,088
Other United States Properties
New Pass	Austin-Lovelock	107	100%	50%	50%	3.48	$1,217	$3,176
South Carlin	Carlin	72	100%			2.01	1,217	2,446
Squaw Creek	Carlin	151	100%	50%	50%	4.72	1,217	4,307
Red Ridge	Carlin	67	100%			3.97	1,217	4,831
Big Antelope Springs	Getchell	24	100%			0.77	1,217	937
Kent Springs	Getchell	10	100%			0.32	1,217	389
Buffalo Canyon	Walker Lane	33	100%			1.08	1,217	1,314
Total Other Properties		464				16.35		$17,400
Total US Properties		8,384				259.59		$297,938

Notes:

(1) Details on land multiple can be found in Exhibit III.

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U.S. Gold Corp.	Exhibit III
ASC §360 - Impairment Analysis
As of November 1, 2009
Market Transaction Approach - Land Multiple
In U.S. $ (Unless Otherwise Noted)

Date	Buyer	Properties	State	County	Trend/Location	FV/ Acquisition Price ($000)	Sq Miles	Implied Multiple ($000/sq mi)	Gold Index	Adjusted Implied Sq. Mi. Mult. ($000/sq mi)

9/30/2004	Agnico-Eagle
		Trend	Nevada	Eureka	Cortez	$430.9	4.4	$98.1	278	$272.8
		NSR	Nevada	Lander	Cortez	632.5	9.2	68.4	278	190.4
		Empire	Nevada	Washoe	Wind Mountain	316.3	2.7	115.7	278	321.6
		Camp Douglas	Nevada	Mineral	Silver Star District	106.7	1.5	71.8	278	199.8
		Saw Tooth	Nevada	Humboldt		106.7	0.3	413.3	278	1,149.4
		Jakes Wash	Nevada	White Pine	Carlin	106.7	1.0	106.7	278	296.6

		Total: Contact Diamond				1,699.9	19.1	88.9	278	247.3

1/19/2005	Barrick
		Long Peak	Nevada	Lander	Cortez	4,114.3	1.0	4,247.0	266	11,285.1

6/29/2005	Placer Dome
		Mill Creek	Nevada	Lander	Cortez	3,753.7	1.1	3,336.6	262	8,732.0

8/4/2005	Agnico Eagle
		Buffalo Valley	Nevada	Lander	Eureka	2,518.2	7.5	335.8	257	864.1

9/27/2005	Barrick
		Horse Mountain	Nevada	Lander	Cortez	2,135.3	4.5	474.5	247	1,172.7

2/8/2006	Agnico Eagle
		Granite Mountain	Nevada	Lander	Eureka	755.5	0.5	1,510.9	203	3,068.3

12/12/2006	Midway Gold Corp.
		Lyle Campbell Trust	Nevada		Cortez		14.4
		Jessup Property	Nevada				3.5
		Monte Property	Nevada		Cortez		2.9

		Total: Pan-Nevada Gold Corp.				14,987.0	20.8	721.2	179	1,290.6

3/16/2007	YGC Resources LTD
		Jerritt Canyon	Nevada	Elko		140,450.0	62.1	2,260.8	172	3,890.7

4/18/2007	Miranda Gold
		PPM	Nevada	Humboldt	Eureka	2,640.5	3.6	733.5	166	1,216.8

4/17/2008	Miranda Gold
		Pequop Mountaints	Nevada	Elko	Pequop	490.9	1.0	490.9	124	608.1

8/28/2008	Miranda Gold
		Red Canyon	Nevada	Eureka	Eureka	5,532.5	7.7	718.5	134	965.1

Median						$4,114.3	7.7	$721.2		$1,216.8

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U.S. Gold Corp.	Exhibit IV
ASC §360 - Impairment Analysis
As of November 1, 2009
Fair Value Reconciliation
In U.S. $ (Unless Otherwise Noted)

Implied Multiple with 20% Control Premium

Market Capitalization		$329,110,703

Less: Cash (1)		44,192,107

Market Cap Less Non-Operating Assets		$284,918,596

Plus: Control Premium @	20%	56,983,719
Plus: Cash		44,192,107

Fair Value of Equity (controlling, marketable)		$386,094,422

Plus: Operating Liabilities (1) (2)		8,145,513
Less: Total Assets Excluding US Mineral Interests (1)		63,962,892

Implied Value of Mineral Interests		$330,277,043

Total Square Miles of US Mineral Interests (3)		244.9

Implied Multiples ($000 / sq mi)		$1,348.86

Transaction Approach Implied Multiple ($000 / sq mi)		$1,216.79

Notes:

(1) Based on 09-30-09 Balance Sheet.

(2) Operating Liabilities equals Total Liabilities less Deferred Income Tax Liability.

(3) Total Square Miles of US Mineral Interests at US Gold’s ownership share.

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